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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

            Commission File Numbers 033-49878-A; 033-79050; 033-96120; 333-12345
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                           GOLDEN EAGLE GROUP, INC.(1)
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             (Exact name of registrant as specified in its charter)


             120 STANDIFER DRIVE, HUMBLE, TEXAS 77338 (281) 446-2656
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   (Address, including zip code, and telephone number, including area code, of registrant's principle executive offices)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                REDEEMABLE COMPANY COMMON STOCK PURCHASE WARRANTS
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            (Title of each class of securities covered by this Form)

                                      NONE
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 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)       [X]                 Rule 12h-3(b)(1)(i)      [X]
   Rule 12g-4(a)(1)(ii)      [ ]                 Rule 12h-3(b)(1)(ii)     [ ]
   Rule 12g-4(a)(2)(i)       [ ]                 Rule 12h-3(b)(2)(i)      [ ]
   Rule 12g-4(a)(2)(ii)      [ ]                 Rule 12h-3(b)(2)(ii)     [ ]
                                                 Rule 15d-6               [ ]


         Approximate number of holders of record as of the certification or notice date: 1
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         Pursuant to the requirements of the Exchange Act, USFreightways
Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  Nov. 18, 1998    By:     /s/ Christopher Ellis
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                        Name:  Christopher Ellis
                        Title: Chief Financial Officer of
                               USFreightways Corporation

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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(1) On November 12, 1998, at the effective time of the merger of Seko Newco,
Inc., an indirect wholly owned subsidiary of USFreightways Corporation ("Successor"), with and into Golden Eagle Group, Inc. ("Registrant"), Registrant became an indirect wholly owned subsidiary of Successor. In accordance with Rule 12g-4(b) under the Securities Exchange Act of 1934, as amended, this certification on Form 15 is filed by Successor.